SRK Consulting (UK} Limited 5th
Floor Churchill House
17 Churchill Way
City and County of Cardiff CF10 2HH, Wales
United Kingdom
E-mail: enquiries@srk.co.uk
URL: www.srk.co.uk
Tel + 44 (0) 2920 348 150
Fax: + 44 (0) 2920 348 199

CERTIFICATE OF QUALIFIED PERSON

I, Martin Pittuck, CEng, FGS, MIMMM do certify that:

1.	I am a Corporate Consultant (Mining) with:

SRK Consulting (UK) Inc.
5th Floor, Churchill House, 17 Churchill Way
Cardiff, Wales, United Kingdom CF10 2HH

2.	This certificate applies to the report “NI43-101 Technical Report - Pre-Feasibility Study for the Timok Project, Serbia”, effective March 8, 2018 (the “Technical Report”).

3.	I am a graduate of the Cardiff College, University of Wales in 1996, I obtained a Master of Science in Mineral Resources.

4.	I am a member of:
•	Chartered Engineer, Engineering Council of United Kingdom (Registration number 543839)
•	Member of the Institution of Materials, Minerals and Mining (Membership number 49186)
•	Fellow of the geological society of London (Fellowship number 1027502)

5.	I have practiced my profession continuously since 1996. My relevant experience includes a wide range of mineral projects as a consultant at SRK specializing in geological investigations, resource estimations, mine evaluation technical studies and due diligence reports. I have authored many technical reports for gold and base metal mineral assets.

6.	I have personally inspected the subject property on several occasions, most recently between 20 March and 22 March 2017.

7.	I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

8.	I am responsible for the preparation of Sections 1.2, 7, 8, 9, 10, 11, 12 and 14, and relevant portions of Sections 25 and 26 of the Technical Report.

9.	I have provided technical consulting services for the subject property to Nevsun since 2016 (and to Reservoir Minerals from 2014 to 2016).

10.	As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

11.	I am independent of the issuer applying all of the tests in Section 1.5 of National Instrument 43-101.

SRK Consulting (UK} Limited 5th
Floor Churchill House
17 Churchill Way
City and County of Cardiff CF10 2HH, Wales
United Kingdom
E-mail: enquiries@srk.co.uk
URL: www.srk.co.uk
Tel + 44 (0) 2920 348 150
Fax: + 44 (0) 2920 348 199

12.	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

Signed and dated on this 11th day of May, 2018.

 “Signed and Sealed”
Martin Pittuck, CEng, FGS, MIMMM
SRK Consulting (UK) Ltd.